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                             December 21, 2022

       Oliver Schacht
       Chief Executive Officer
       OpGen, Inc.
       9717 Key West Avenue, Suite 100
       Rockville, MD 20850

                                                        Re: OpGen, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 1,
2022
                                                            File No. 333-268648

       Dear Oliver Schacht:

               We have reviewed your response letter dated December 16, 2022 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2022 letter.

       Registration Statement on Form S-1 filed December 16, 2022

       Plan of Distribution, page 79

   1. We acknowledge your response to our prior comment. Please explain to us why an option to enter into a
securities purchase agreement is being offered, rather than having all your investors enter into
such an agreement with you. With respect to investors who do not opt to enter into a
purchase agreement, explain how such transactions would be processed.
              Please contact Sean Healy at 202-551-5586 or Dorrie Yale at 202-551-8776 with any questions.
 Oliver Schacht
OpGen, Inc.
December 21, 2022
Page 2
                                   Sincerely,

FirstName LastNameOliver Schacht   Division of Corporation Finance
                                   Office of Industrial Applications and
Comapany NameOpGen, Inc.
                                   Services
December 21, 2022 Page 2
cc:       Peter Jaslow, Esq.
FirstName LastName